Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No.: 001-31446

Date: June 23, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following are excerpts from the transcript of an interview with Thomas E. Jorden, Cimarex’s Chairman, President and Chief Executive Officer, at the J.P. Morgan Energy, Power & Renewables Virtual Conference on June 22, 2021.

J.P. Morgan Energy, Power & Renewables Virtual Conference

Corporate Participants

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Other Participants

Arun Jayaram

Analyst, JPMorgan Securities LLC

Management Discussion Section

Arun Jayaram

Analyst, JPMorgan Securities LLC

Good afternoon. Arun Jayaram again. Welcome to some of our afternoon sessions of day one of our conference. I'm delighted to have Tom Jorden, who's the President and CEO of Cimarex. Tom has been President and CEO of the company since 2011, and was named Chairman of the Board in August of 2012. Of course, Tom and his team just completed or announced a significant M&A deal with Cabot Oil & Gas pure-play Appalachian producer. Just for a disclosure commentary is that we'd still publish on Cimarex but we are restricted in terms of the transaction. So I did kind of want to mention that before we begin but excited to host a fireside chat with Tom.

Tom, how are you.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

I'm well. Thanks, Arun

Question and Answer Section

Arun Jayaram

Analyst, JPMorgan Securities LLC

You and your team have been busy but we have a lot of ground to cover. So, maybe we could just kind of start by topic one unsurprisingly. Is the Cabot merger...

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

I thought you might bring it up.

Arun Jayaram

Analyst, JPMorgan Securities LLC

We'll talk a little bit about capital allocation, et cetera. But let's begin at the top is that I love for you to maybe talk about the industrial logic of this deal. The structure of the deal was kind of a merger of equals and why you thought – you and the board thought that Cabot was the right partner for Cimarex.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

No Arun, thank you for that. We are really excited about this combination. And that said I realized we kind of broke from the herd, surprised some people. So it's a great opportunity to explain in our own voice and kind of just describe to you why we're so excited about it.

You know, Arun, first and foremost, Cimarex and Cabot have some of the best assets onshore anywhere. When you look at the return on those assets, the returns are absolutely top tier and we have a long runway of that top tier. And I'll be happy that drill into that a little further as we go on the conversation.

But the opportunity to consistently generate those type of returns across the portfolio to generate free cash flow, to have a larger balance sheet in order to return that cash flow to our owners and be able to do that in a sustainable fashion through the cyclic commodity environment is, we think, fit for purpose with what is demanded of our industry.

I – the way I look at it, we've never managed Cimarex for growth targets. We've never managed it around particular commodity preference. We manage it around return on invested capital and performing top-tier financial metrics. And if I cover up these assets and you don't tell me if they're oil gas or what ZIP code they're in, you only showed me what the combined company can do going forward particularly in a cyclic and uncertain future, it's absolutely a dynamite combination. We're really, really excited about a company that's ready for the challenges ahead.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Okay. A couple of follow ups there. You talked a little bit about this, but why does this – or the questions from Cimarex shareholders is why does this make Cimarex a better company? Talk about scale and the importance of scale and some of the benefits you see from enhanced scale at Cimarex.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, if I didn't think we're a better company, Arun, I wouldn't be interested in it. I've talked openly over quite a few years that when it comes to M&A activity our interest – our board's interest would be in creating a better company, a stronger company, one that's more resilient. And that's exactly what we've done.

I will say organizationally, I think that it plays to – combining both companies bring tremendous strengths to this endeavor. But Cimarex certainly has a lot of geoscience depth. We've been a multi-basin company since our formation. We've seen a lot of challenges in both the liquids and the gas development mode, challenges around parent/child, challenges around spacing, challenges around completion efficacy. And we're really excited to have another platform with which to apply our learnings.

We think that we're going to be certainly larger balance sheet. And we think that's important going forward. And I'd love to talk about that further. But the challenges ahead of us around our industry's response to the energy transition are going to involve making significant investments. And those investments are better staged with a larger platform. But I'm sure we'll go into that in more detail.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Okay. And can you review kind of the path to closing the transaction timing, et cetera?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, it's fairly straightforward. We're currently engaging in shareholder discussions. We expect to file our S-4 probably within the next week. And then we'll – depending on SEC review, we'll go forward for the shareholder vote. And we've talked about that vote sometime between the very end of August and 1st of October, depending on some of these contingent timings.

But we're looking forward to getting the S4 filed. We're looking forward to filling some of the vacuum with information and continuing shareholder engagement.

Arun Jayaram

Analyst, JPMorgan Securities LLC

And how would you kind of characterize the initial outreach to shareholders? What are some of the kind of key takeaways that you take away from that outreach?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, as I said at the outset, Arun, we kind of broke from the herd. This doesn't fit the model. And we understood that. We love to discuss that further. But we understood that. So initially the reaction was surprise. And like so many – we're all humans, so often surprise and negative get – they kind of intertwined initially. So our first week was a lot of surprise in our investor base and we worked through that. We did a lot of listening. And since then though I'll say that it's been really productive, constructive conversations where we've been able to describe our rationale in our own voice. We've had a lot of good back and forth. We wrestled with a lot of things in our boardroom over this. And so a lot of the concerns that people have expressed were things that were not new to us. But that said, it's been absolutely terrific to listen to our owners, consider their questions, respond. But I'd say our conversations have been extremely constructive over the last few weeks.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Okay. Can you talk about kind of go forward the capital allocation approach as you put these two companies together?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, that's part of the beauty of this. We will have top tier assets, some of the best returns onshore in both the Permian and the Marcellus. And then I never want to downplay our Anadarko team is also coming to the fore with some new opportunities that are right there competing for capital. And so when you have two or three significant basins all competing for that last incremental investment dollar because their returns are all stellar, that is a dream come true to a long-term capital allocator like myself. I mean, I've just – that's what you about is that you'll have an organization that will make your life really difficult in terms of where to allocate capital. And then on that front, we also will have remarkable flexibility on that. We can pivot to the Permian. We contribute to the Marcellus, to the Anadarko, depending on a number of factors, certainly commodity pricing, differentials, also geoscience and operational results. And all those things can make flexibility the coin of the realm. And we'll have complete flexibility to manage through an uncertain future.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Can you tell me about the pro forma leadership team and how do you plan to integrate both technical teams? I mean, is this – we're going to start with the Cimarex procedures on how we did well hookups and drill and complete wells. But how is – talk about your plan around integration.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, we're getting started on that actually this week with serious team-to-team integration work at least at a high level. But, initially, I expect to do a lot of listening and just understand where the strengths and weaknesses of the combined organization lie. It probably come as no surprise just from a head count perspective. Cimarex has a lot more depth just in numbers than Cabot does. Cabot has done a remarkable job of coring up their head count to the essential need to prosecute that Marcellus program. I mean, they've been best in the business on that type of efficiency. Cimarex brings a bit more geoscience depth. We bring a deeper bench when it comes to technology.

We also bring a lot of multi-basin experience. So I really do expect both teams to heavily learn from one another. I'm looking forward to learning about Cabot's laser precision on how they've executed that program over the years. We're also looking to share some ideas on parent-child interference on field-wide compression, on spacing.

But you asked about leadership. It's been publicly disclosed that Dan Dinges will be Executive Chairman through the end of next year and then he'll roll off. I'll be CEO. And the leadership team will be a mix of both companies but certainly disproportionately represented by Cimarex. And that's not necessarily because we just got a deeper bench and – but we're – both companies bring the full strengths, and we're going to form a new company, Arun.

To your question about procedures, look, I learned long ago that there's principles and there's practices. You bring your principles intact, but you better wake up every morning and learn the best practices. So I'm expecting everybody in the company to be highly curious, transparent, openly debate, the best practices, but we're going to learn from one another and form a better company.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Great. Great. I want to get your perspective on natural gas. I mean on a pro forma basis, Tom, Cimarex is natural gas from a relatively balanced a third, a third, a third, plus or minus, in terms of production mix, you'll be increasing your leverage for natural gas. But what's your – how's your view on gas and talk about the decision to increase the exposure to Northeast Gas as part of the transaction?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. Well, we're constructive on all three commodities, quite frankly. Certainly, we have we have natural gas which is electrical generation, commercial, home heating and industrial. And then, we've got natural gas liquids, which is so important to the petrochemical plastics industry. And then, we have oil which is predominantly, a transportation fuel. And we're constructive about the role of all three of those products as we look ahead for the next one or two decades.

We will be between 50% and 55% gas by revenue. And 45% or 50% oil and natural gas liquids by revenue. And that's kind of how we look at it, it's revenue mix or the volume mix. But we think that's appropriate. We think that gives us flexibility and we think it really gives us the opportunity to have consistent cash flow through commodity cycles. That this is really going to be a more resilient platform and one that can generate and return free cash to our owners through thick and thin.

And that's something that we'll be able to do much better than either company could have done standalone. Now, as far as exposure to Northeast, I think, I will say that the Cabot team has done a remarkable job of being innovative and creative on finding in-basin markets. Also markets that are tied to other indices either NYMEX, power indices, they've got some really creative LNG contracts. So only about 27% of their gas this year is actually sold at the Appalachian Basin price. And next year, it will be lower than that down in the low 20s.

And we will be encouraging that type of creativity and in fact learning from it.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Great. The last question I want to talk to you in terms of the first topic was the Cabot merger. On the conference call, in response to a question, Mark mentioned how the transaction would trigger the change of controlled mechanism for both management teams. And I just wondered if you could discuss the alignment here with the executive management team and Cimarex holders as shareholders?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

No. That's a great question. Thank you for that. I can only speak for Cimarex on this. We have a longstanding equity program. That's been published in our proxy for 20 years. It is what it is. But I am in discussions with our board on a way for myself to potentially waive my vesting. And the issue is I'm not going to be a seller anyway. So, but again, we'll have more detail in that forthcoming. But that is a conversation that's ongoing with our board.

And I don't think anybody looking at me personally will see a lack of alignment with our ownership base and that's going to be true for the executive team.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Okay. Great. I want to move on to my next topic just talking a little bit about the free cash flow expectations that you have. I know you outlined some free cash flow expectations when you announced the merger. And so, can you maybe remind investors of what your outlook is over the next three years and what are some thoughts on returning some of that cash to shareholders?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well, what we announced with the transaction is a future as we saw it where we would be – of course, we increased ordinary dividend. So, our ordinary dividend is for Cimarex shareholders going up fourfold, and it will represent give-or-take about 15% of our combined cash flow.

We announced a special dividend we'll pay on closing, and then we announced a variable dividend that as we represented that would be 50% plus of free cash flow. Now we've had some really good discussions with our ownership base on that. And we also talked about the ability to generate $4.5 billion to $5 billion of free cash flow over the out-years.

So, we will – we are committed to being an elite returner of cash to our owners. You know if you look at some of the – what will be our peers it's been termed to aristocrats that we fully intend to be a fulsome participant in that class, and, in fact, the leader.

We're looking at some options. We said 50-plus and we hope that people understand that we're conservative by nature. We thought well let's get this new company launched and not make hero statements. Let's get our feet on the ground and then go forward. But we're committed to the plus in that 50-plus.

And so, we've had some good discussions with our owners around that. But we are absolutely committed to be second to none, top tier on cash returned to our owners. We've got the platform, we've got the wherewithal, and we certainly have the desire to do that for our owners.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Great. And then you took a couple of my questions and just terms of the – of this – of the dividend policy, of the – of this – of the dividend policy, but it's 50% kind of plus is the view of returning that excess cash to shareholders.

Next topic is really want talk about the portfolio. Cimarex standalone, so let's start there, have outlined a pretty meaningful – I know this is a once-in-time kind of number but kind of a year-end exit rate on the oil side of the equation looking for something like a 30% year-over-year increase. I know that the merger hasn't closed, so let me ask you just about the Cimarex side. But give us a sense of how execution is going in the field and your confidence on reaching some of your key operational and financial targets on a standalone basis.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Yeah. Well, we haven't changed our guidance and that should speak volumes there. I will tell you operationally, things are going very well. We talked about a year of greater capital efficiency based on a relook at our spacing, a relook at our completions. We have some tremendous projects for 2021, and we're confident that we're going to deliver what we've telegraphed. So 2021 won't be impacted at all by this transaction.

As we're looking at 2022, we're doing some pro forma modeling. We'll certainly have the wherewithal to have an aggressive capital program. In fact, when I look at the pro forma company, it's remarkable the degree to which we can have a very low percentage of our cash flow that I would call maintenance cash flow, a meaningful free cash generation. And then hit our ordinary dividend without breaking our stride and have significant cash not only for that return to our owners, but we still are on track and are looking ahead to taking our notes that are due in 2024 and retiring them. So, we're wholly optimistic about continuing our momentum into 2022.

[. . .]

Arun Jayaram

Analyst, JPMorgan Securities LLC

Great.

To finish up on ESG and I know that you guys had a good year in ECG last year. You significantly reduce your GHG emissions. Can you talk about some of the key ESG initiatives as a standalone or what you expect to achieve with it?

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Oh, no, I'd love to. Yeah, we're on a real run. I mean emissions and ESG, the part that people are focused on is emissions so I'll focus on the E, that's become one of our biggest engineering challenges company-wide. And everybody in your organization is fired off about it, from the field to my office. And that's a real passion. That's a real commitment.

Not only have we picked up our inspection cadence, we've gone through a wave of automation, and we've built some control rooms that allow us to catch malfunctioning equipment right away.

And with respect to the combination of Cabot, it really gives us the wherewithal to embark upon a lot of investments that quite frankly, Arun, are going to be harder for small companies to make investments around electrification, around scope to emissions, and really addressing the source of your power, and the carbon intensity of the electricity you can use, but also carbon capture and storage. I think anybody that's looking at going to net-zero pledges over some period of time has to consider the full gamut of what I've just said and it involved significant investments. And the new company is going to be better positioned for that.

Arun Jayaram

Analyst, JPMorgan Securities LLC

Great. Tom, we're out of time. I wanted to thank you for – I know you have a very busy calendar. I appreciate you for your continued support at the JPMorgan Energy Conference. I think you've come every year since we started as a fledgling conference six years ago. So we appreciate your continued support of the conference. And we look forward to visiting with you soon. Thanks again, Tom.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Well Arun, I never thought I'd be nostalgic for a crowded hotel room with a bunch of people around the table, but I am and I look forward to it next year.

Arun Jayaram

Analyst, JPMorgan Securities LLC

All right. Thanks again, Tom.

Thomas E. Jorden

Chairman, President & Chief Executive Officer, Cimarex Energy Co.

Thanks, Arun.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investorrelations and on the SECs website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SECs website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.